EXHIBIT 99.3

Annex __

to

Settlement

Agreement

NEITHER THIS NOTE NOR THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND, ACCORDINGLY, MAY NOT BE, NOR MAY ANY INTEREST THEREIN BE, OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY, SUBJECT TO CERTAIN EXCEPTIONS, A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

THIS NOTE DOES NOT REQUIRE PHYSICAL SURRENDER OF THIS NOTE IN THE EVENT OF A PARTIAL CONVERSION. AS A RESULT, FOLLOWING ANY CONVERSION OF ANY PORTION OF THIS NOTE, THE OUTSTANDING PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE MAY BE LESS THAN THE PRINCIPAL AMOUNT SET FORTH BELOW.

NEWLEAD HOLDINGS LTD.

4.5% SENIOR CONVERTIBLE NOTE DUE 2022

No. 1	$50,000,000.00

December 31, 2012

FOR VALUE RECEIVED, NEWLEAD HOLDINGS LTD., a Bermuda company (hereinafter called the “Company”), hereby promises to pay to PRIME SHIPPING HOLDING LTD of Trust Company Complex, Ajeltake Road, Ajeltake Island, MH96960 Majuro, Marshall Islands, or registered assigns (the “Holder”), or order, the sum of FIFTY MILLION DOLLARS ($50,000,000), on the Maturity Date, and to pay interest on the unpaid principal balance hereof at the Applicable Rate from the Issuance Date, until the same becomes due and payable, whether at maturity or upon acceleration or by redemption or repurchase in accordance with the terms hereof or otherwise. At the Company’s option, interest may be paid in cash or fully paid and non-assessable shares of Common Stock subject to the provisions of this Note. Any amount, including, without limitation, principal of or interest on this Note, the Optional Redemption Price and the Repurchase Price, that is payable under this Note that is not paid when due shall bear interest at the Default Rate from the due date thereof until the same is paid (“Default Interest”). Regular interest shall be payable in arrears on each Interest Payment Date, commencing on March 1, 2013, on the principal amount outstanding on such date. Regular interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months and actual days elapsed.

All payments of principal of and interest and other amounts on this Note shall be made in lawful money of the United States of America or, subject to the provisions of this Note, in fully paid and non-assessable shares of Common Stock. All cash payments by the Company shall be made by wire transfer of immediately available funds to such account as the Holder may from time to time designate by written notice in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Payment Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. Certain capitalized terms used in this Note are defined in Article I.

The obligations of the Company under this Note shall rank in right of payment on a parity with all other unsubordinated obligations of the Company for indebtedness for borrowed money or the purchase price of property. This Note is issued pursuant to the Settlement Agreement and the Holder and this Note are subject to the terms and entitled to the benefits of the Settlement Agreement.

This Note is one of a duly authorized issue of the Company’s 4.5% Senior Convertible Notes due 2022 limited to an aggregate principal amount of $50,000,000.00 (excluding 4.5% Senior Convertible Notes due 2022 issued in replacement of lost, stolen, destroyed or mutilated notes or issued on transfer of such notes).

The following terms shall apply to this Note:

ARTICLE I

DEFINITIONS

1.1       Certain Defined Terms. (a) All the agreements or instruments herein defined shall mean such agreements or instruments as the same may from time to time be supplemented or amended or the terms thereof waived or modified to the extent permitted by, and in accordance with, the terms thereof and of this Note.

(b)       The following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Accredited Investor” means an “accredited investor” as that term is defined in Rule 501 of Regulation D under the 1933 Act.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the subject Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Applicable Rate” means 4.5 percent per annum; provided, however, that if an Event of Default shall have occurred, then the Applicable Rate shall be increased to 6.5 percent per annum during the period from the date of such Event of Default until the date no Event of Default is continuing (or such lesser rate as shall be the highest rate permitted by applicable law).

“Board of Directors” means the Board of Directors of the Company.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors, or duly authorized committee thereof (to the extent permitted by applicable law), and to be in full force and effect on the date of such certification, and delivered to the Holder.

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks in The City of New York are authorized or required by law or executive order to remain closed.

“Common Stock” means the Common Shares, par value $0.01 per share, or any shares of capital stock of the Company into which such shares shall be changed or reclassified after the Issuance Date.

“Common Stock Equivalent” means any warrant, option, subscription or purchase right with respect to shares of Common Stock, any security convertible into, exchangeable for, or otherwise entitling the holder thereof to acquire, shares of Common Stock or any warrant, option, subscription or purchase right with respect to any such convertible, exchangeable or other security.

“Company” shall have the meaning provided in the first paragraph of this Note.

“Company Certificate” means a certificate of the Company signed by an Officer.

“Company Notice” means a Company Notice in the form attached hereto as Exhibit A.

“Conversion Date” means the date on which a Conversion Notice is given in accordance with Section 6.2(a).

“Conversion Notice” means a duly executed Notice of Conversion of 4.5% Senior Convertible Note Due 2022 substantially in the form of Exhibit C to this Note.

“Conversion Price” on any date means an amount equal to 80 percent of the arithmetic average of the daily VWAPs of the Common Stock for all of the Trading Days during the period of 30 consecutive Trading Days ending on and including the Trading Day immediately preceding such date.

“Default Interest” shall have the meaning provided in the first paragraph of this Note.

“Default Rate” means 6.5 percent per annum (or such lesser rate equal to the highest rate permitted by applicable law).

“Disclosure Letter” shall have the meaning provided in the Settlement Agreement.

“DTC” shall have the meaning provided in Section 6.2(b).

“Eligible Bank” means a corporation organized or existing under the laws of the United States or any other state, having combined capital and surplus of at least $100 million and subject to supervision by federal or state authority and which has a branch located in New York, New York.

“Event of Default” shall have the meaning provided in Section 4.1.

“Event of Default Share Price” means an amount equal to 80 percent of the arithmetic average of the daily VWAPs of the Common Stock for all of the Trading Days during the period of 30 consecutive Trading Days ending on and including the Trading Day immediately preceding the date the Company is required to pay the Holder the payments required to be made by the Company to the Holder pursuant to Section 4.1.

“Excess Risks” means in relation to each Ship the proportion of claims for general average and salvage charges and under the ordinary running-down clause, which is not recoverable in consequence of the value at which that Ship is assessed for the purpose of such claims exceeding her insured value.

“FAST” shall have the meaning provided in Section 6.2(b)

“Fundamental Change” means

(a)        (i) Mr. Michael Zolotas ceases to serve as Chief Executive Officer of the Company, or (ii) Mr. Antonis Bertsos ceases to serve as Chief Financial Officer of the Company; or

(b)        The occurrence of any transaction or event in connection with which all or substantially all the Common Stock shall be exchanged for, converted into, acquired for or constitute the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock which is (or, upon consummation of or immediately following such transaction or event, will be) listed on a national securities exchange or any similar United States system of automated dissemination of transaction reporting of securities prices.

“Generally Accepted Accounting Principles” for any Person means the generally accepted accounting principles and practices applied by such Person from time to time in the preparation of its audited financial statements.

“Holder” shall have the meaning provided in the first paragraph of this Note.

“Holder Notice” means a Holder Notice in the form attached hereto as Exhibit B.

“Indebtedness” means, when used with respect to any Person, without duplication:

(1)        all indebtedness, obligations and other liabilities (contingent or otherwise) of such Person for borrowed money (including obligations of such Person in respect of overdrafts, foreign exchange contracts, currency exchange agreements, currency purchase or similar agreements, Interest Rate Protection Agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or other instruments for the payment of money, or incurred in connection with the acquisition of any property, services or assets (whether or not the recourse of the lender is to the whole of the assets of such Person or to only a portion thereof), other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)        all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees, bankers’ acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

(3)        all obligations and liabilities (contingent or otherwise) in respect of (a) leases of such Person required, in conformity with Generally Accepted Accounting Principles, to be accounted for as capitalized lease obligations on the balance sheet of such Person and (b) any lease or related documents (including a purchase agreement) in connection with the lease of real property which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such Person under such lease or related document to purchase or to cause a third party to purchase the leased property;

(4)        all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (1) through (3);

(5)        any indebtedness or other obligations described in clauses (1) through (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall be payable by or shall have been assumed by such Person; and

(6)        any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (5).

“Interest Payment Dates” means each March 1, June 1, September 1 and December 1 and the Maturity Date.

“Interest Payment Shares” means the shares of Common Stock issuable in payment of interest on this Note in accordance with Section 2.1.

“Interest Rate Protection Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap or collar agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates, as in effect from time to time.

“Interest Share Price” for any Interest Payment Date means an amount equal to 80 percent of the arithmetic average of the daily VWAPs of the Common Stock for all of the Trading Days during the period of 30 consecutive Trading Days ending on and including the Trading Day immediately preceding such Interest Payment Date.

“ISM Code” means, in relation to its application to the Company, each of its Subsidiaries and each Operator, each Ship and her operation:

(a)        ‘The International Management Code for the Safe Operation of Ships and for Pollution Prevention’, currently known or referred to as the ‘ISM Code’, adopted by the Assembly of the International Maritime Organisation by Resolution A.741 (18) on 4 November 1993 and incorporated on 19 May 1994 into chapter IX of the International Convention for the Safety of Life at Sea 1974 (SOLAS 1974); and

(b)        regulations which are now or in the future issued by or on behalf of the International Maritime Organisation or any other entity with responsibility for implementing the ISM Code, including without limitation, the ‘Guidelines on implementation or administering of the International Safety Management (ISM) Code by Administrations produced by the International Maritime Organisation pursuant to Resolution A. 788(19) adopted on 25 November 1995, as the same may be amended, supplemented or replaced from time to time.

“ISPS Code” means the International Ship and Port Facility Security Code adopted by the International Maritime Organization Assembly as the same may have been or may be amended or supplemented from time to time.

“Issuance Date” means December 31, 2012.

“Material Obligations” means as of any date, Indebtedness (other than this Note) or operating leases of any one or more of the Company or any Subsidiary in an aggregate principal amount exceeding $10,000,000. For purposes of determining Material Obligations, the “principal amount” of Indebtedness at any time shall be the maximum aggregate amount that the Company or such Subsidiary, as applicable, would be required to pay if such Indebtedness became due and payable on such day.

“Maturity Date” means December 31, 2022.

“Nasdaq” means the Nasdaq Global Select Market.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1933 Act” means the Securities Act of 1933, as amended.

“Note” means this instrument as originally executed, or if later amended or supplemented in accordance with its terms, then as so amended or supplemented.

“NYSE” means the New York Stock Exchange, Inc.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President or the Chief Financial Officer of the Company.

“Operator” means any person who is from time to time concerned in the operation of any of the Ships and falls within the definition of “Company” set out in rule 1.1.2 of the ISM Code.

“Optional Redemption Date” means the Business Day on which this Note is to be redeemed pursuant to Section 2.2.

“Optional Redemption Notice” means an Optional Redemption Notice in the form attached hereto as Exhibit D.

“Optional Redemption Price” means an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of this Note plus (2) accrued and unpaid interest on such principal amount to the Optional Redemption Date plus (3) accrued and unpaid Default Interest, if any, on the amount referred to in the immediately preceding clause (2) at the rate provided in this Note to the Optional Redemption Date.

“OTCBB” means The OTC Bulletin Board.

“Person” means any natural person, corporation, partnership, limited liability company, trust, incorporated organization, unincorporated association or similar entity or any government, governmental agency or political subdivision.

“Principal Market” means, at any time, whichever of the Nasdaq, Nasdaq Capital Market, NYSE, any other U.S. national securities exchange or the OTCBB is at the time the principal market on which the Common Stock is then listed for trading.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of December 5, 2012, by and between the Company and the Holder.

“Registration Statement” means a Registration Statement required to be filed by the Company with the SEC pursuant to Sections 2, 3 or 4 of the Registration Rights Agreement.

“Repurchase Event” means the occurrence of any one or more of the following events:

(a)          The Common Stock ceases to be traded on the Nasdaq, and is not listed for trading on, the Nasdaq Capital Market, the NYSE, any other U.S. national securities exchange or the OTCBB; or

(b)          Any Fundamental Change.

“Repurchase Price” means with respect to any repurchase pursuant to Sections 5.1 and 5.2 an amount in cash equal to the sum of (1) 100% of the outstanding principal amount of this Note that the Holder has elected to be repurchased plus (2) accrued and unpaid interest on such principal amount to the date of such repurchase plus (3) accrued and unpaid Default Interest, if any, thereon at the rate provided in this Note to the date of such repurchase.

“Rule 144A” means Rule 144A as promulgated under the 1933 Act.

“SEC” means the Securities and Exchange Commission.

“Settlement Agreement” means the Settlement and Standstill Agreement, dated as of November 28, 2012, among Australia Holdings Ltd., Brazil Holdings Ltd., China Holdings Ltd. and Grand Rodosi Inc., as Sub-Charterers, the Company, as Sub-Charterers’ Guarantor, Prime Mountain Shipping Ltd, Prime Lake Shipping Ltd, Prime Time Shipping Ltd and Prime Hill Shipping Ltd, as Owners, Prime Mountain Maritime Ltd, Prime Lake Maritime Ltd, Prime Time Maritime Ltd and Prime Hill Maritime Ltd, as Head-Charterers.

“Ships” means each of the vessels owned by and registered in the name of the Company or any of its Subsidiaries as of the Issuance Date together with each other vessel acquired by the Company or any of its Subsidiaries following the Issuance Date.

“Subsidiary” means any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by the Company.

“Trading Day” means at any time a day on which the Principal Market is open for general trading of securities.

“Transaction Documents” means this Note, the Settlement Agreement, the Registration Rights Agreement and the other agreements, instruments and documents contemplated hereby and thereby.

“Transfer Agent” means Computershare Limited, or its successor as transfer agent and registrar for the Common Stock.

“VWAP” of any security on any Trading Day means the volume-weighted average price of such security on such Trading Day on the Principal Market, as reported by Bloomberg Financial, L.P., based on a Trading Day from 9:30 a.m., Eastern Time, to 4:00 p.m., Eastern Time, using the AQR Function, for such Trading Day (or if such source ceases to be available, comparable source selected by the Holder and acceptable to the Company in its reasonable judgment); provided, however, that during any period the VWAP is being determined, the VWAP shall be subject to equitable adjustments reasonably acceptable to the Holder for (i) stock splits, (ii) stock dividends, (iii) combinations, (iv) capital reorganizations, (v) issuance to all holders of Common Stock of rights or warrants to purchase shares of Common Stock, (vi) distribution by the Company to all holders of Common Stock of evidences of indebtedness of the Company or cash (other than regular quarterly cash dividends), and (vii) similar events relating to the Common Stock, in each case which occur, or with respect to which the “ex” date occurs, during such period; provided, further, however, that if on any Trading Day there shall be no reported volume-weighted average price of such security, the “VWAP” on such Trading Day shall mean the average of the closing bid and asked prices of such security on the over-the-counter market on the day in question, as reported by the OTC Markets Group, or a similar generally accepted reporting service, or if not so available, in such manner as furnished by any FINRA member firm selected from time to time by the Board of Directors for that purpose, or a price determined in good faith by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution.

“War Risks” includes all risks referred to in the Institute Time Clauses (Hulls) (1/10/83) and (1/11/95) including, but not limited to, the risk of mines, blocking and trapping, missing vessel, confiscation and all risks excluded by Clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or Clause 24 of the Institute Time Clauses (Hulls) (1/11/1995).

ARTICLE II

PAYMENT OF CERTAIN INTEREST IN COMMON STOCK;

OPTIONAL REDEMPTION

2.1           Issuance of Common Stock in Lieu of Cash Interest. (a) If the Company exercises its option to make a payment of interest on this Note wholly or partly in Common Stock (herein sometimes called the “Share Interest Payment Option”), the issuance of Interest Payment Shares upon such exercise of the Share Interest Payment Option shall have been authorized by the Board of Directors of the Company. The Company may exercise its right to elect the Share Interest Payment Option with respect to any Interest Payment Date only by giving notice of such election to the Holder not less than 12 or more than 20 Trading Days prior to such Interest Payment Date, which notice shall state the percentage of the interest payable on such Interest Payment Date which is to be paid in Interest Payment Shares. If the Company elects the Share Interest Payment Option with respect to a particular Interest Payment Date, the Company shall issue to the Holder in respect of such Interest Payment Date the aggregate number of whole shares of Common Stock determined by dividing the per share Interest Share Price of the Common Stock on the applicable Interest Payment Date into an amount equal to the total amount of lawful money of the United States of America which the Holder would receive if the aggregate amount of interest on this Note which is being paid in Common Stock were being paid in such lawful money.

(b)          Notwithstanding anything to the contrary contained herein, the Company shall not be permitted to exercise the Share Interest Payment Option with respect to any payment of interest on this Note if:

(i)          the number of shares of Common Stock authorized, unissued and unreserved for all purposes, or held in the Company’s treasury, is insufficient to pay the portion of such interest to be paid in Common Stock;

(ii)         the Interest Share Price for the Interest Payment Shares is less than the par value of the Common Stock;

(iii)        the outstanding shares of Common Stock are not listed or admitted for trading on the Principal Market; or the Interest Payment Shares shall not at the time of issuance have been authorized for listing, upon official notice of issuance, on the Principal Market, unless in any such case described in this clause (iv) the Holder notifies the Company in writing that it will accept such Interest Payment Shares notwithstanding the failure to satisfy this clause (iv); or

(iv)        an Event of Default or a Repurchase Event has occurred and is continuing.

(c)          (1)         If one of the conditions prohibiting the Company from exercising the Share Interest Payment Option specified in Section 2.1(b) has occurred and is existing, the payment of interest on such Interest Payment Date shall be deferred until the next succeeding Interest Payment Date and such interest shall continue to accrue at the Default Rate from the original Interest Payment Date for such payment of interest until paid upon (x) the earliest of the next Interest Payment Date on which the Company is permitted to exercise the Share Interest Payment Option pursuant to Section 2.1(b) and the Maturity Date or (y) the earlier acceleration, repurchase or conversion of this Note in accordance with the terms hereof (and notwithstanding anything else in this Section no Event of Default shall have been deemed to have occurred solely by reason of such deferral in accordance with this Section 2.1(c)(1)).

(2)         Subject to Section 2.1(b), if the Company elects the Share Interest Payment Option with respect to an Interest Payment Date, the Interest Payment Shares for such Interest Payment Date shall become issuable on such Interest Payment Date and the Company shall deliver, or cause to be delivered, the appropriate number of shares of Common Stock to the Holder within three Trading Days after the applicable Interest Payment Date. If in any case the Company shall fail to deliver or cause to be delivered such number of shares of Common Stock to the Holder within such period of three Trading Days, then in addition to any other liabilities the Company may have hereunder and under applicable law (1) the Company shall pay or reimburse the Holder on demand for all out-of-pocket expenses, including, without limitation, reasonable fees and expenses of legal counsel, incurred by the Holder as a result of such failure, and (2) the Holder may by written notice (which may be given by mail, courier, personal service or telephone line facsimile transmission) or oral notice (promptly confirmed in writing), given at any time prior to delivery to the Holder of the shares of Common Stock issuable in connection with such exercise of the Share Interest Payment Option, require payment in cash of the interest in respect of which the Company exercised the Share Interest Payment Option, in which case the amount of such interest shall be immediately due and payable, with Default Interest thereon from the applicable Interest Payment Date until paid in full and the Company shall not be obligated or entitled to issue such Interest Payment Shares in respect of such Interest Payment Date. No fractional shares of Common Stock shall be issued in payment of interest on this Note. In lieu thereof, the Company may, at its option, issue a number of shares of Common Stock which reflects a rounding up to the next whole number or may pay lawful money of the United States of America in lieu of issuance of such fractional share.

(d)          Subject to Section 2.1(b), if the Company elects the Share Interest Payment Option with respect to a payment of interest on this Note with respect to a particular Interest Payment Date, the Company shall deliver to the Holder, on or prior to the date on which Interest Payment Shares for such payment of interest on this Note are to be received by the Holder, a Company Certificate setting forth (i) the total amount of the cash interest payment to which the Holder is entitled, (ii) the portion of such interest payment being made in Interest Payment Shares and the amount which is 100% thereof, (iii) the number of Interest Payment Shares allocable to such payment, as calculated pursuant to this Section 2.1, (iv) any rounding adjustment to such number or any payment necessary to be made pursuant to Section 2.1(c), (v) a brief statement of the facts requiring such adjustment, and (vi) a declaration that none of the conditions set forth in Section 2.1(b) has occurred and is existing and that all of the requirements of this Section 2.1 have been met. The Interest Payment Shares shall be duly issued in the name of the Holder or its nominee. Such Company Certificate shall be conclusive evidence of the correctness of the calculation of the number of Interest Payment Shares allocable to the payments to which such Company Certificate relates and of any adjustments to such number made pursuant to this Section 2.1 in the absence of manifest error. On or before the pertinent payment date, the Company shall issue, or cause the transfer agent for the Common Stock to prepare and issue, the Interest Payment Shares in the name of the Holder or its nominee before being so delivered by the Company on the payment date.

(e)          The Interest Payment Shares, when issued pursuant to and in compliance with this Section 2.1, shall be validly issued, fully paid and non-assessable shares of Common Stock; the issuance and delivery thereof is in all respects hereby authorized; and the issuance thereof, together with lawful money of the United States of America, if any, paid in lieu of fractional shares of Common Stock, will be, and for all purposes shall be deemed to be, in full discharge and satisfaction of the Company’s obligation to pay the interest on this Note to which such Interest Payment Shares relate.

2.2           Optional Redemption. (a) The Company shall have the right to redeem at any one time all or part of the outstanding principal amount of this Note at the Optional Redemption Price pursuant to this Section 2.2 on any Optional Redemption Date, so long as the following conditions are met:

(1)         on the date the Company gives the Optional Redemption Notice and at all times thereafter to and including the Optional Redemption Date, the Registration Statement shall be effective and available for use by the Holder for the resale of the shares of Common Stock issued and issuable upon conversion of this Note, as the case may be, and is reasonably expected to remain effective and available for such use for at least 30 Trading Days after the Optional Redemption Date; and

(2)         on the date the Company gives the Optional Redemption Notice, the Company has funds available to pay the Optional Redemption Price of this Note,.

In order to exercise its right of redemption under this Section 2.2, the Company shall give the Optional Redemption Notice to the Holder not less than ten Trading Days or more than 30 Trading Days prior to the Optional Redemption Date stating: (1) that the Company is exercising its right to redeem this Note in accordance with this Section 2.2, (2) the principal amount of this Note to be redeemed, (3) the Optional Redemption Price, (4) the Optional Redemption Date and (5) that all of the conditions of this Section 2.2 entitling the Company to call this Note for redemption have been met. On the Optional Redemption Date (or such later date as the Holder surrenders this Note to the Company) the Company shall pay to or upon the order of the Holder, by wire transfer of immediately available funds to such account as shall be specified for such purpose by the Holder at least one Business Day prior to the Optional Redemption Date, an amount equal to the Optional Redemption Price of the portion (which may be all) of this Note to be redeemed.

(b)          [Reserved]

(c)          The Company shall not be entitled to give an Optional Redemption Notice or to redeem any portion of this Note with respect to which the Holder has given a Conversion Notice on or prior to the date the Company gives such Optional Redemption Notice. Notwithstanding the giving of the Optional Redemption Notice, the Holder shall be entitled to convert all or any portion of this Note, in accordance with the terms of this Note, by giving a Conversion Notice at any time on or prior to the later of (1) the date which is one Trading Day prior to the Optional Redemption Date and (2) if the Company fails to pay and deliver to the Holder, or deposit in accordance with Section 7.10, the Optional Redemption Price payable on the Optional Redemption Date on or before the Optional Redemption Date, the date on which the Company pays and delivers to the Holder, or deposits in accordance with Section 7.10, such Optional Redemption Price. If after giving effect to any such conversion of this Note that occurs after the date the Company gives the Optional Redemption Notice to the Holder, the principal amount of this Note remaining outstanding is less than the amount thereof to be redeemed as stated in the Optional Redemption Notice, then the Optional Redemption Price set forth in the Optional Redemption Notice shall be adjusted to reflect the reduced outstanding principal amount of this Note and related accrued interest (and Default Interest, if any, thereon at the Default Rate) on the Optional Redemption Date resulting from any such conversions of this Note after the Company gives the Optional Redemption Notice to the Holder.

2.3           No Other Prepayment. Except as specifically provided in Section 2.2, this Note may not be prepaid, redeemed or repurchased at the option of the Company prior to the Maturity Date.

ARTICLE III

CERTAIN COVENANTS

So long as the Company shall have any obligation under this Note, unless otherwise consented to in writing and in advance by the Holder:

3.1           Payment of Obligations. The Company will pay and discharge when due, and will cause each Subsidiary to pay and discharge when due, all their respective Material Obligations and liabilities, including, without limitation, tax liabilities, except where the same may be contested in good faith by appropriate proceedings and the Company shall have established adequate reserves therefor on its books.

3.2           Maintenance of Property; Insurance; Class. (a) The Company will keep, and will cause each Subsidiary to keep, all property useful and necessary in its business in good working order and condition, ordinary wear and tear excepted.

(b)          The Company will maintain, and will cause each Subsidiary and Operator to maintain, with financially sound and responsible insurance companies, insurance, in at least such amounts and against such risks as is customarily maintained by reputable owners and operators of ships similar to the Ships owned by the Company including, without limitation, (i) to insure and keep insured the Ships to the maximum insurable value of the Ships against fire, marine and other risks (including Excess Risks) and War Risks covered by hull and machinery policies, (ii) to enter each Ship in the name of the Company for her full value and tonnage in a protection and indemnity association with unlimited liability, if available, and in any event not less than $1,000,000,000 for oil pollution, excess oil spillage and pollution liability insurance for the highest possible standard cover against all Protection and Indemnity Risks, (iii) if any Ship enters the territorial waters of the United States of America for any reason whatsoever, to take out such additional insurance to cover such risks as may be necessary in order to obtain a Certificate of Financial Responsibility from the United States Coastguard, (iv) not to permit any Ship to enter or trade in any zone that is declared a war zone by any government or by such Ship’s War Risks Insurers unless the Company shall have obtained such additional insurance as required by such War Risk Insurer, and (v) if any Ship is laid up for any period of time, to arrange “lay up” insurance for such Ship during such period on terms and in such amounts that are customary for similar ships. The Company shall not and shall procure that no Subsidiary or Operator will do or fail to do any act that could result in any insurance being cancelled or avoided or any claim being rejected.

(c)          The Company will maintain, and will cause each Subsidiary to maintain, the Ships in a seaworthy condition and keep and procure that the Ships are kept in such condition as will entitle each Ship to the highest classification status (the “IACS Class”) with a reputable member of International Association of Classification Societies Limited free from recommendations of the relevant classification society. The Company agrees that it will not, and shall cause each Subsidiary to not, change the IACS Class of any Ship without the prior written consent of the Holder. Notwithstanding the foregoing, the Company may take any of its Ships out of service with the prior written consent of the Holder, such consent not to be unreasonably withheld.

3.3           Conduct of Business and Maintenance of Existence. The Company will continue, and will cause each Subsidiary to continue, to engage in business of the same general type as now conducted by the Company or any other business that the Board of Directors may decide to be beneficial for the interest of the Company and will preserve, renew and keep in full force and effect, and will cause each Subsidiary to preserve, renew and keep in full force and effect their respective corporate existence and their respective rights, privileges and franchises necessary or desirable in the normal conduct of business except where (other than the Company’s corporate existence) the failure to do so would not have a material adverse effect on (i) the business, properties, operations, condition (financial or other), results of operation or prospects of the Company and the Subsidiaries, taken as a whole, (ii) the ability of the Company to perform and comply with its obligations under the Transaction Documents or (iii) the rights and remedies of the Holder under or in connection with the Transaction Documents.

3.4           Compliance with Laws. The Company will comply, and will cause each Subsidiary to comply, in all material respects with all laws, regulations, treaties and conventions applicable to it and the Ships and shall carry on board the Ships all material certificates and other material documents which may from time to time be required to evidence such compliance. The Company will ensure that no Ship shall be operated in any manner contrary to any law or regulation of any relevant jurisdiction in all material respects, including without limitation, the ISM Code and the ISPS Code and the Company shall not and procure that each of its Subsidiaries and each Operator shall not engage in any unlawful trade or carry any cargo that will expose the relevant Ship to penalty, forfeiture or capture and in the event of hostilities in any part of the world (whether or not a war has been declared) not employ any Ship or voluntarily suffer her employment in carrying any contraband goods. The Company shall hold and procure that each of its Subsidiaries and each Operator shall comply in all material respects with the requirements of (a) the ISM Code, including, without limitation, the maintenance and renewal of valid certificates pursuant thereto and (b) the ISPS Code, including, without limitation, the maintenance and renewal of the International Ship Security Certificate for each Ship pursuant to the ISPS Code.

3.5           Investment Company Act. The Company will not be or become an open-end investment trust, unit investment trust or face-amount certificate company that is or is required to be registered under Section 8 of the Investment Company Act of 1940, as amended.

3.6           Rule 144A Information Requirement. The Company shall, during any period in which it is not subject to Section 13 or 15(d) under the 1934 Act, make available to the Holder and any prospective purchaser of this Note from the Holder, the information required pursuant to Rule 144A(d)(4) under the 1933 Act upon the request of the Holder and it will take such further action as the Holder may reasonably request, all to the extent required from time to time to enable the Holder to sell this Note without registration under the 1933 Act within the limitation of the exemption provided by Rule 144A, as Rule 144A may be amended from time to time. Upon the request of the Holder, the Company will deliver to the Holder a written statement as to whether it has complied with such requirements.

3.7           Notice of Defaults. The Company shall notify the Holder promptly, but in any event not later than five Business Days after the Company becomes aware of the fact, of any failure by the Company to comply with this Article III.

3.8           Listing Eligibility Reporting. The Company shall notify the Holder from time to time within 20 Business Days after the Company first learns that it does not meet any of the applicable requirements for the continued listing of the Common Stock on the Principal Market and shall make appropriate public announcement thereof so that the content of such notice shall not constitute material non-public information for purposes of the 1934 Act.

3.9           Designation of Directors. (a) The initial Holder shall be entitled to elect either to select a Person to serve from time to time as a member of the Board of Directors or to select a Person to be present at all meetings of the Board of Directors as an observer ( the “Observer”), without the Observer having the right to vote on any action taken at such meeting. The initial Holder shall notify the Company of his election within 90 calendar days from the date of this Note and shall provide the Company with the details of the proposed member of the Board of Directors or the Observer, as applicable. The Company shall provide the Observer (i) notice of the date, place and time of each such meeting at least the same period in advance as the shortest such notice provided to any member of the Board of Directors, (ii) all agendas and other information and materials provided to the Board of Directors contemporaneously with the time the Company provides the same to the Board of Directors and (iii) copies of each proposed unanimous written consent of the Board of Directors which consent is given to all members of the Board of Directors for execution by the directors during such period, at the same time such written consent is given to all members of the Board of Directors In the event that the initial Holder elects to have a Person to serve from time to time as a member of the Board of Directors, any such Person designated by the Holder to serve as a member of the Board of Directors shall be subject to the prompt completion of a background check by the Company and the consent of the Company which shall not be unreasonably withheld The Company shall, from time to time, use its best efforts to cause the election of the person so designated to serve as a member of the Board of Directors as promptly as possible. If for any reason under applicable law or the Company’s charter any such designee cannot immediately be elected to the Board of Directors, then until such time as such person is elected to the Board of Directors (i) the person so designated shall have the right to be present at all meetings of the Board of Directors, but shall not be entitled to vote on any action taken at such meeting, (ii) the Company shall provide notice to such person of the date, place and time of each such meeting at least the same period in advance as the shortest such notice provided to any member of the Board of Directors, (iii) the Company shall provide such person all agendas and other information and materials provided to the Board of Directors contemporaneously with the time the Company provides the same to the Board of Directors and (iv) the Company shall provide to such person copies of each proposed unanimous written consent of the Board of Directors which consent is given to all members of the Board of Directors for execution by the directors during such period, at the same time such written consent is given to all members of the Board of Directors,. In case any person designated as a member of the Board of Directors pursuant to this Section 3.14 shall resign, die, be removed from office or otherwise be unable to serve, the Holder shall be entitled to appoint a Person to designate a replacement pursuant to, and in accordance with, this Section 3.14.

(b)          In the event that approval of the stockholders of the Company shall be required to elect the person designated to serve as a member of the Board of Directors pursuant to this Section 3.14, such member shall be nominated for election at the next meeting of the Company’s stockholders to be held within 90 days after the date such person is so designated, and the Board of Directors shall recommend approval thereof by the Company’s stockholders.

ARTICLE IV

EVENTS OF DEFAULT

4.1           If any of the following events of default (each, an “Event of Default”) shall occur:

(a)          Failure to Pay Principal, Interest, Etc. The Company (1) fails to pay the principal, the Optional Redemption Price or the Repurchase Price hereof when due, whether at maturity, upon acceleration or otherwise, as applicable, or (2) fails to pay any installment of interest hereon when due or, if the Company elects the Share Interest Payment Option and such payment in shares is deferred pursuant to Section 2.1(c)(1), fails to issue Interest Payment Shares on the earliest date the Company is required to issue such shares in accordance with Section 2.1(c)(1), in the case of this clause (2) of this Section 4.1(a) only, such failure continues for a period of five Business Days after the due date thereof; or

(b)          Conversion and the Shares. The Company fails to issue or cause to be issued shares of Common Stock to the Holder upon exercise of the conversion rights or purchase rights of the Holder or such holder, in any such case within five Trading Days after the due date therefor in accordance with the terms of this Note, or fails to transfer any certificate for any such shares of Common Stock or any shares of Common Stock issued in payment of interest on this Note as and when required by this Note, as the case may be; or

(c)          Breach of Covenant. The Company (1) fails to comply with Sections 3.7, 3.8 or 3.9 or (2) fails to comply in any material respect with any provision of Article III of this Note (other than Sections 3.7, 3.8 or 3.9) or breaches any other material covenant or other material term or condition of this Note or any of the other Transaction Documents (other than as specifically provided in clauses (a), (b) or (c)(1) of this Section 4.1), and in the case of this clause (2) of this Section 4.1(c) only, such breach continues for a period of 15 Business Days after written notice thereof to the Company from the Holder; For the avoidance of doubt in the case of clause 1 of Section 4.1 (c) the Event of Default shall occur immediately on such failure of the Company. or

(d)          Breach of Representations and Warranties. Any representation or warranty of the Company made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith (including, without limitation, the Transaction Documents) shall be false or misleading in any material respect when made or deemed to be made; or

(e)          Certain Voluntary Proceedings. The Company or any Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, dissolution, winding up, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due or shall be unable to pay its debts or admit in writing its inability generally to pay its debts as they become due; or

(f)          Certain Involuntary Proceedings. An involuntary case or other proceeding shall be commenced against the Company or any Subsidiary seeking liquidation, dissolution, winding up, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 consecutive days; or

(g)          Judgments. Any court of competent jurisdiction shall enter one or more final judgments against the Company or any Subsidiary or any of their respective properties or other assets in an aggregate amount in excess of $10,000,000, which is not vacated, bonded, stayed, discharged, satisfied or waived for a period of 30 consecutive days; or

(h)          Default Under Other Agreements and Instruments. (1) The Company or any Subsidiary shall (i) default in any payment with respect to any Indebtedness for borrowed money (other than this Note) which Indebtedness has an outstanding principal amount in excess of $10,000,000 in the aggregate, for the Company and its Subsidiaries, beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any agreement, covenant or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, any such Indebtedness to become due prior to its stated maturity and such default or event shall continue beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created (after giving effect to any consent or waiver obtained and then in effect thereunder); or (2) any Indebtedness of the Company or any Subsidiary which has an outstanding principal amount in excess of $10,000,000 in the aggregate, shall, in accordance with its terms, be declared to be due and payable, or required to be prepaid other than by a regularly scheduled or required payment prior to the stated maturity thereof; or

(i)          Settlement Agreement. The occurrence of any “Event of Default” as defined in the Settlement Agreement; or

(j)          Delisting of Common Stock. The Common Stock (or American Depositary Receipts in respect thereof) shall cease to be listed on any of Nasdaq, the Nasdaq Capital Market, the NYSE, any other U.S. national securities exchange or the OTCBB;

then, (X) upon the occurrence and during the continuation of any Event of Default specified in clause (a), (b), (c), (d), (g), (h), (i) or (j) of this Section 4.1, at the option of the Holder the Company shall, and upon the occurrence of any Event of Default specified in clause (e) or (f) of this Section 4.1, the Company shall, in any such case, pay to the Holder an amount equal to the sum of (1) the outstanding principal amount of this Note plus (2) accrued and unpaid interest on such principal amount to the date of payment plus (3) accrued and unpaid Default Interest, if any, thereon at the rate provided in this Note to the date of payment, (Y) all other amounts payable hereunder or under any of the other Transaction Documents shall immediately become due and payable, all without demand, presentment or notice, all of which hereby are expressly waived, together with all costs, including, without limitation, reasonable legal fees and expenses, of collection, and (Z) the Holder shall be entitled to exercise all other rights and remedies available at law or in equity.

4.2           Payment in Shares of Common Stock upon Certain Events of Default. (a) Notwithstanding anything herein to the contrary, the Company may, at its option, make any payments required to be made by the Company to the Holder upon acceleration of this Note pursuant to Section 4.1 by reason of an Event of Default (other than an Event of Default specified in clause (e) or (f) of Section 4.1 or (j) of Section 4.1 unless in the Event of Default under clause (j) of Section 4.1 waived in writing by the Holder), in shares of Common Stock (the “Event of Default Share Payment Option”), if the issuance of Event of Default Payment Shares upon such exercise of the Event of Default Share Payment Option shall have been authorized by the Board of Directors of the Company. If the Company elects the Event of Default Share Payment Option, the Company shall issue to the Holder the aggregate number of whole shares of Common Stock determined by dividing the per share Event of Default Share Price of the Common Stock on the date Holder exercises its option to accelerate this Note into an amount equal to the total amount of lawful money of the United States of America which the Holder would receive if the payment which is required to be made by the Company to the Holder which is being paid in Common Stock were being paid in such lawful money. No fractional shares will be issued in payment of interest on this Note. In lieu thereof, the Company may, at its option, issue a number of shares of Common Stock which reflects a rounding up to the next whole number or may pay lawful money of the United States of America.

(b)          The Company shall not be permitted to exercise the Event of Default Share Payment Option if:

(i)	the number of shares of Common Stock authorized, unissued and unreserved for all purposes, or held in the Company’s treasury, is insufficient for such payment to be paid in Common Stock;

(ii)         the Event of Default Share Price for the Event of Default Payment Shares is less than the par value of the Common Stock;

(iii)        the outstanding shares of Common Stock are not listed or admitted for trading on the Principal Market; or the Event of Default Payment Shares shall not at the time of issuance have been authorized for listing, upon official notice of issuance, on the Principal Market, unless in any such case described in this clause (iv) the Holder notifies the Company in writing that it will accept such Event of Default Payment Shares notwithstanding the failure to satisfy this clause (iv); or

(iv)        a Repurchase Event has occurred and is continuing.

(c)          If (i) one of the conditions prohibiting the Company from exercising the Event of Default Share Payment Option specified in Section 4.2(b) has occurred and is existing or (ii) in connection with any such election of the Event of Default Share Payment Option the Company shall have failed to deliver the appropriate number of shares of Common Stock to the Holder within 10 Business Days after the payment is due, then the Company shall not be entitled to use the Event of Default Share Payment Option, such cash payment shall be immediately due and payable and the Company shall pay such amounts in cash with Default Interest, at the rate provided in the Note, from the date such payment is due until paid.

(d)          If the Company elects the Event of Default Share Payment Option, the Company shall deliver to the Holder, on or prior to the date on which Event of Default Payment Shares for such payment are to be received by the Holder, a Company Certificate setting forth (i) the total amount of the cash payment to which the Holder is entitled, (ii) the number of Event of Default Payment Shares allocable to such payment, as calculated pursuant to this Section 4.2, (iii) any rounding adjustment to such number or any payment necessary to be made pursuant to Section 4.2(a), (iv) a brief statement of the facts requiring such adjustment, and (v) a declaration that none of the conditions set forth in Section 4.2(b) has occurred and is existing and that all of the requirements of this Section 4.2 have been met. The Event of Default Payment Shares shall be duly issued in the name of the Holder or its nominee. Such Company Certificate shall be conclusive evidence of the correctness of the calculation of the number of Event of Default Payment Shares allocable to the payments to which such Company Certificate relates and of any adjustments to such number made pursuant to this Section 4.2 in the absence of manifest error. On or before the expiration of the period of 3 Business Days following a demand under Section 4.1 the Company shall issue, or cause the transfer agent for the Common Stock to prepare and issue, the Event of Default Payment Shares in the name of the Holder or its nominee before being so delivered by the Company on the payment date.

(e)          The Event of Default Payment Shares, when issued pursuant to and in compliance with this Section 4.2, shall be validly issued, fully paid and non-assessable shares of Common Stock; the issuance and delivery thereof is in all respects hereby authorized; and the issuance thereof, together with lawful money of the United States of America, if any, paid in lieu of fractional shares of Common Stock, will be, and for all purposes shall be deemed to be, in full discharge and satisfaction of the Company’s obligation to pay the payments to which such Event of Default Payment Shares relate.

ARTICLE V

REPURCHASE UPON A REPURCHASE EVENT

5.1           Repurchase Right Upon Repurchase Event. If a Repurchase Event occurs, in addition to any other right of the Holder, the Holder shall have the right, at the Holder’s option, to require the Company to repurchase all of this Note, or any portion hereof on the repurchase date that is five Business Days after the date of the Holder Notice delivered with respect to such Repurchase Event. The Holder shall have the right to require the Company to repurchase all or any such portion of this Note if a Repurchase Event occurs at any time while any portion of the principal amount of this Note is outstanding at a price equal to the Repurchase Price.

5.2           Notices; Method of Exercising Repurchase Rights, Etc. (a) On or before the fifth Business Day after the occurrence of a Repurchase Event, the Company shall give to the Holder a Company Notice of the occurrence of the Repurchase Event and of the repurchase right set forth herein arising as a result thereof. Such Company Notice shall set forth:

(i)          the date by which the repurchase right must be exercised, that shall not be less than 30 calendar days after the Company Notice, and

(ii)         a description of the procedure (set forth in this Section 5.2) which the Holder must follow to exercise the repurchase right.

No failure of the Company to give a Company Notice or defect therein shall limit the Holder’s right to exercise the repurchase right or affect the validity of the proceedings for the repurchase of this Note or portion hereof.

(b)          To exercise the repurchase right, the Holder shall deliver to the Company on or before the 30th calendar day after a Company Notice (or if no such Company Notice has been given, within 40 calendar days after the Holder first learns of the Repurchase Event) a Holder Notice setting forth the name of the Holder and the principal amount of this Note to be repurchased. A Holder Notice may be revoked by the Holder at any time prior to the time the Company pays the applicable Repurchase Price to the Holder.

(c)          If the Holder shall have given a Holder Notice, then on the date which is five Business Days after the date such Holder Notice is given (or such later date as the Holder surrenders this Note) the Company shall make payment in immediately available funds of the applicable Repurchase Price to such account as specified by the Holder in writing to the Company at least one Business Day prior to the applicable repurchase date.

5.3           Other. (a) If the Company fails to repurchase on the applicable repurchase date this Note (or portion hereof) as to which the repurchase right has been properly exercised pursuant to this Article V, then the Repurchase Price for the portion (which, if applicable, may be all) of this Note which is required to have been so repurchased shall bear interest to the extent not prohibited by applicable law from the applicable repurchase date until paid at the Default Rate.

(b)          If a portion of this Note is to be repurchased, upon surrender of this Note to the Company in accordance with the terms of this Article V, the Company shall execute and deliver to the Holder without service charge, a new Note or Notes, having the same date hereof and containing identical terms and conditions, in such denomination or denominations as requested by the Holder in aggregate principal amount equal to, and in exchange for, the unrepurchased portion of the principal amount of the Note so surrendered.

(c)          A Holder Notice given by the Holder shall be deemed for all purposes to be in proper form unless the Company notifies the Holder within three Business Days after such Holder Notice has been given (which notice shall specify all defects in such Holder Notice), and any Holder Notice containing any such defect shall nonetheless be effective on the date given if the Holder promptly undertakes to correct all such defects. No such claim of defect shall limit or delay performance of the Company's obligation to repurchase any portion of this Note, the repurchase of which is not in dispute.

ARTICLE VI

CONVERSION

6.1           Right to Convert. Subject to and upon compliance with the provisions of this Note, the Holder shall have the right, at the Holder's option, at any time prior to the close of business on the Maturity Date (except that, if the Holder shall have exercised repurchase rights under Sections 5.1 and 5.2 or the Company shall have exercised its redemption rights under Section 2.2, such conversion right shall terminate with respect to the portion of this Note to be repurchased or redeemed, as the case may be, at the close of business on the last Trading Day prior to the later of (x) the date the Company is required to make such repurchase or the Optional Redemption Date, as the case may be, and (y) the date the Company pays or deposits in accordance with Section 7.10 the applicable Repurchase Price or the Optional Redemption Price unless in any such case the Company shall default in payment due upon repurchase or redemption hereof) to convert the principal amount of this Note, or any portion of such principal amount which is at least $1,000 (or such lesser principal amount of this Note as shall be outstanding at such time), plus accrued and unpaid interest, into that number of fully paid and non-assessable shares of Common Stock (as such shares shall then be constituted) obtained by dividing (1) the sum of (x) the principal amount of this Note or portion thereof being converted plus (y) accrued and unpaid interest on the portion of the principal amount of this Note being converted to the applicable Conversion Date plus (z) accrued and unpaid Default Interest, if any, on the amount referred to in the immediately preceding clause (y) to the applicable Conversion Date by (2) the Conversion Price in effect on the applicable Conversion Date, by giving a Conversion Notice in the manner provided in Section 6.2. The Holder is not entitled to any rights of a holder of Common Stock until the Holder has converted this Note, in whole or in part to Common Stock, and only to the extent this Note is deemed to have been converted to Common Stock under this Article VI.

6.2           Exercise of Conversion Privilege; Issuance of Common Stock on Conversion; No Adjustment for Interest or Dividends. (a) In order to exercise the conversion privilege with respect to this Note, the Holder shall give a Conversion Notice (or such other notice which is acceptable to the Company) to the Company and the Transfer Agent or to the office or agency designated by the Company for such purpose by notice to the Holder. A Conversion Notice may be given by telephone line facsimile transmission to the numbers set forth on the form of Conversion Notice.

(b)          As promptly as practicable, but in no event later than three Trading Days, after a Conversion Notice is given, the Company shall issue and shall deliver to the Holder or the Holder's designee the number of full shares of Common Stock issuable upon such conversion of this Note or portion hereof in accordance with the provisions of this Article and deliver a check or cash in respect of any fractional interest in respect of a share of Common Stock arising upon such conversion, as provided in Section 6.2(f) (which payment, if any, shall be paid no later than three Trading Days after the applicable Conversion Date). In lieu of delivering physical certificates for the shares of Common Stock issuable upon any conversion of this Note, provided the Company's transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer (“FAST”) program upon request of the Holder, the Company shall use commercially reasonable efforts to cause its transfer agent electronically to transmit such shares of Common Stock issuable upon conversion to the Holder (or its designee), by crediting the account of the Holder’s (or such designee’s) broker with DTC through its Deposit Withdrawal Agent Commission system (provided that the same time periods herein as for stock certificates shall apply).

(c)          Each conversion of this Note (or portion hereof) shall be deemed to have been effected on the applicable Conversion Date, and the person in whose name any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become on such Conversion Date the holder of record of the shares represented thereby; provided, however, that if a Conversion Date is a date on which the stock transfer books of the Company shall be closed such conversion shall constitute the person in whose name the certificates are to be issued as the record holder thereof for all purposes on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the applicable Conversion Date.

(d)          A Conversion Notice shall be deemed for all purposes to be in proper form absent timely notice from the Company to the Holder of manifest error therein. The Company shall notify the Holder of any claim by the Company of manifest error in a Conversion Notice within two Trading Days after the Holder gives such Conversion Notice (which notice from the Company shall specify all defects in the Conversion Notice) and no such claim of error shall limit or delay performance of the Company's obligation to issue upon such conversion the number of shares of Common Stock which are not in dispute. Time shall be of the essence in the giving of any such notice by the Company. Any Conversion Notice containing any such defect shall nonetheless be effective on the date given if the Holder promptly undertakes to correct all such defects. The Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock or other securities or property on conversion of this Note in a name other than that of the Holder, and the Company shall not be required to issue or deliver any such shares or other securities or property unless and until the person or persons requesting the issuance thereof shall have paid to the Company the full amount of any such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Holder shall be responsible for the amount of any withholding tax payable in connection with any conversion of this Note.

(e)          (1) If the Holder shall have given a Conversion Notice in accordance with the terms of this Note, the Company's obligation to issue and deliver the shares of Common Stock upon such conversion shall be absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any person or any action to enforce the same, any failure or delay in the enforcement of any other obligation of the Company to the Holder, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with such conversion; provided, however, that nothing herein shall limit or prejudice the right of the Company to pursue any such claim in any other manner permitted by applicable law.

(2)         If in any case the Company shall fail to issue and deliver the shares of Common Stock to the Holder in connection with a particular conversion of this Note within five Trading Days after the Holder gives the Conversion Notice for such conversion, in addition to any other liabilities the Company may have hereunder and under applicable law (A) the Company shall pay or reimburse the Holder on demand for all out-of-pocket expenses, including, without limitation, reasonable fees and expenses of legal counsel, incurred by the Holder as a result of such failure, (B) if as a result of such failure the Holder shall suffer any direct damages or liabilities from such failure (including, without limitation, margin interest and the cost of purchasing securities to cover a sale (whether by the Holder or the Holder's securities broker) or borrowing of shares of Common Stock by the Holder for purposes of settling any trade involving a sale of shares of Common Stock made by the Holder during the period beginning on the Issuance Date and ending on the date the Company delivers or causes to be delivered to the Holder such shares of Common Stock), then the Company shall upon demand of the Holder pay to the Holder an amount equal to the actual direct, out-of-pocket damages and liabilities suffered by the Holder by reason thereof which the Holder documents, and (C) the Holder may by written notice (which may be given by mail, courier, personal service or telephone line facsimile transmission), given at any time prior to delivery to the Holder of the shares of Common Stock issuable in connection with such exercise of the Holder's conversion right, rescind such exercise and the Conversion Notice relating thereto, in which case the Holder shall thereafter be entitled to convert that portion of this Note as to which such exercise is so rescinded and to exercise its other rights and remedies with respect to such failure by the Company. Notwithstanding the foregoing the Company shall not be liable to the Holder under clause (B) of the immediately preceding sentence to the extent the failure of the Company to deliver or to cause to be delivered such shares of Common Stock results from fire, flood, storm, earthquake, shipwreck, strike, war, acts of terrorism, crash involving facilities of a common carrier, acts of God, or any similar event outside the control of the Company (it being understood that the action or failure to act of the Transfer Agent shall not be deemed an event outside the control of the Company except to the extent resulting from fire, flood, storm, earthquake, shipwreck, strike, war, acts of terrorism, crash involving facilities of a common carrier, acts of God, or any similar event outside the control of the Transfer Agent or the bankruptcy, liquidation or reorganization of the Transfer Agent under any bankruptcy, insolvency or other similar law). The Holder shall notify the Company in writing (or by telephone conversation, confirmed in writing) as promptly as practicable following the third Trading Day after the Holder gives a Conversion Notice if the Holder becomes aware that such shares of Common Stock so issuable have not been received as provided herein, but any failure so to give such notice shall not affect the Holder's rights under this Note or otherwise. If the Holder shall have exercised the conversion right in any particular instance and either (1) the Company shall notify the Holder on or after the date the Holder gives such Conversion Notice that the shares of Common Stock issuable upon such conversion might not be delivered within three Trading Days after the date the Holder gives such Conversion Notice or (2) the Holder learns after the date which is three Trading Days after the date the Holder gives such Conversion Notice that the Holder has not received such shares of Common Stock, then, without releasing the Company of its obligations with respect thereto, from and after the Trading Day next succeeding the earlier of the events described in the preceding clauses (1) and (2) of this sentence the Holder shall make reasonable efforts not to sell shares of Common Stock in anticipation of receipt of such shares of Common Stock in a manner which is likely to increase materially the liability of the Company under clause (B) of the first sentence of this Section 6.2(e)(2).

(f)          No fractional shares of Common Stock shall be issued upon conversion of this Note but, in lieu of any fraction of a share of Common Stock which would otherwise be issuable in respect of such conversion, the Company may round the number of shares of Common Stock issued on such conversion up to the next highest whole share or may pay lawful money of the United States of America for such fractional share, based on a value of one share of Common Stock being equal to the VWAP of the Common Stock on the applicable Conversion Date.

6.3           Effect of Reclassification, Consolidation, Merger or Sale. (a) If any of the following events occur, namely:

(i)          any reclassification or change of the outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination),

(ii)         any consolidation, merger or combination of the Company with another corporation as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, or

(iii)        any sale or conveyance of the properties and assets of the Company as, or substantially as, an entirety to any other corporation as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, then the Company shall or shall procure that the successor or purchasing Person, as the case may be, shall execute with the Holder a written agreement providing that:

(x)          this Note shall be convertible into the kind and amount of shares of stock and other securities or property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, statutory exchange, combination, sale or conveyance by the holder of the number of shares of Common Stock issuable upon conversion of this Note in full (assuming, for such purposes, a sufficient number of authorized shares of Common Stock available to convert this Note) immediately prior to such reclassification, change, consolidation, merger, statutory exchange, combination, sale or conveyance and on a basis which preserves the economic benefits of the conversion rights of the Holder on a basis as nearly as practical as such rights existed prior to such reclassification, change, consolidation, merger, statutory exchange, combination, sale or conveyance (provided that, if in connection with any such consolidation, merger, statutory exchange, sale or conveyance any holder of shares of Common Stock is entitled to elect to receive either securities, cash or other property upon completion of such transaction, the Company shall provide or cause to be provided to the Holder the right to elect prior to completion of such transaction the securities, cash or other property into which this Note shall be convertible after completion of any such transaction on the same terms and subject to the same conditions applicable to holders of the Common Stock (including, without limitation, notice of the right to elect, limitations on the period in which such election shall be made, and the effect of failing to exercise the election),

(y)          in the case of any such successor or purchasing Person, upon such consolidation, merger, statutory exchange, combination, sale or conveyance such successor or purchasing Person shall be jointly and severally liable with the Company for the performance of all of the Company's obligations under this Note and

(z)          if registration or qualification is required under the 1933 Act or applicable state law for the public resale by the Holder of such shares of stock and other securities so issuable upon conversion of this Note, such registration or qualification shall be completed prior to such reclassification, change, consolidation, merger, statutory exchange, combination, sale or conveyance.

If, in the case of any such reclassification, change, consolidation, merger, statutory exchange, combination, sale or conveyance, the stock or other securities and assets receivable thereupon by a holder of shares of Common Stock includes shares of stock or other securities and assets of a corporation other than the successor or purchasing corporation, as the case may be, in such reclassification, change, consolidation, merger, statutory exchange, combination, sale or conveyance, then such written agreement shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holder as the Board of Directors shall reasonably consider necessary by reason of the foregoing, including, to the extent practicable, the provisions providing for the repurchase rights set forth in Article V herein.

(b)          The above provisions of this Section shall similarly apply to successive reclassifications, changes, consolidations, mergers, statutory exchanges, combinations, sales and conveyances.

6.4           Reservation of Shares; Shares to Be Fully Paid; Listing of Common Stock.

(a)          The Company covenants that, during the period the conversion rights exist, the Company will reserve from its authorized and unissued Common Stock 204,873,252 shares, (such amount to be subject to equitable adjustment from time to time on terms reasonably acceptable to the Holder for (i) stock splits, (ii) stock dividends, (iii) combinations, (iv) capital reorganizations, (v) issuance to all holders of Common Stock of rights or warrants to purchase shares of Common Stock, (vi) the distribution by the Company to all holders of Common Stock of evidences of indebtedness of the Company or cash (other than regular quarterly cash dividends), and (vii) similar events relating to the Common Stock, in each such case which occur on or after the Issuance Date) to provide for the issuance of Common Stock upon the full conversion of this Note, subject to reduction from time to time by the number of shares of Common Stock issued on conversion of this Note. The Company shall, from time to time, authorize and reserve additional shares of Common Stock to be issuable pursuant to the terms of this Note as shall be necessary to ensure that an adequate number of shares of Common Stock are at all times authorized and reserved for issuance upon full conversion of this Note and the payment of interest on this Note in accordance with Section 2.1.

(b)          The Company covenants that all shares of Common Stock issued upon conversion of this Note will be duly and validly issued, fully paid and non-assessable by the Company and free from all taxes, liens and charges with respect to the issue thereof. The Company agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of and payment of interest on this Note.

(c)          The Company covenants that if any shares of Common Stock to be provided for the purpose of conversion of, or payment of interest on, this Note hereunder or in exercise of the Event of Default Share Payment Option, require registration with or filing of a registration statement or approval of any governmental authority, including without limitation SEC, in order for such shares to be freely tradeable, under any federal or state law before such shares may be validly issued upon conversion or in payment of interest, the Company will secure such registration or approval, as the case may be. The Company covenants that any shares to be issued pursuant to this Note shall be included in a registration statement and registered in accordance with the Registration Rights Agreement.

(d)          The Company covenants that the Common Stock shall be listed on the Nasdaq, the Nasdaq Capital Market, the NYSE, any other U.S. national securities exchange or the OTCBB, the Company shall obtain and to the extent required by such exchange or market and, so long as the Common Stock shall be so listed on such exchange or market, maintain approval for listing thereon of all Common Stock issuable upon conversion of or in payment of interest on this Note.

6.5           Notice to Holder Prior to Certain Actions. In case on or after the Issuance Date:

(a)          the Company shall declare a dividend (or any other distribution) on its Common Stock (other than in cash out of retained earnings); or

(b)          the Company shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any share of any class or any other rights or warrants; or

(c)          the Board of Directors shall authorize any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding Common Stock, or a change in par value, or from par value to no par value, or from no par value to par value), or any consolidation or merger or other business combination transaction to which the Company is a party and for which approval of any stockholders of the Company is required, or the sale or transfer of all or substantially all of the assets of the Company; or

(d)          there shall be pending the voluntary or involuntary dissolution, liquidation or winding-up of the Company;

the Company shall give the Holder, as promptly as possible but in any event at least ten Trading Days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, other business combination transaction, sale, transfer, dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Common Stock of record who shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, other business combination transaction, sale, transfer, dissolution, liquidation or winding-up shall be determined. Such notice shall not include any information which would be material non-public information for purposes of the 1934 Act. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up. In the case of any such action of which the Company gives such notice to the Holder or is required to give such notice to the Holder, the Holder shall be entitled to give a Conversion Notice which is contingent on the completion of such action.

6.6           Maturity Date Conversion. Notwithstanding anything to the contrary contained herein, if the Holder does not convert this Note prior to the Maturity Date, then so long as no Event of Default specified in clause (e) or (f) of Section 4.1 or Repurchase Event has occurred and is continuing, on the Maturity Date the principal of and accrued interest on this Note that is outstanding on the Maturity Date shall automatically convert, without further action by the Holder, into shares of Common Stock. The number of shares of Common Stock issued by the Company to the Holder upon such conversion shall be the quotient obtained by dividing (x) the outstanding principal of and accrued interest on this Note on the Maturity Date by (y) the Conversion Price then in effect. No fractional share of Common Stock shall be issuable to the Holder upon such conversion and in lieu thereof the Company shall pay cash to the Holder in the amount of any principal of or interest on this Note that would otherwise convert into shares of Common Stock.

ARTICLE VII

MISCELLANEOUS

7.1           Failure or Indulgency Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available. The Company stipulates that the remedies at law of the Holder in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Note are not and will not be adequate, and that such terms may be specifically enforced (x) by a decree for the specific performance of any agreement contained herein, including, without limitation, a decree for issuance of the shares of Common Stock (or other securities) issuable upon conversion of this Note or (y) by an injunction against a violation of any of the terms hereof or (z) otherwise.

7.2           Notices. Except as otherwise specifically provided herein, any notice herein required or permitted to be given shall be in writing and may be personally served, sent by telephone line facsimile transmission or delivered by courier or sent by mail and shall be deemed to have been given upon receipt if personally served, sent by telephone line facsimile transmission or sent by courier or three days after being deposited postage prepaid by registered or certified mail in a post office letter box and properly addressed, if sent by mail. For the purposes hereof, the address and facsimile line transmission number of the Holder shall be as furnished by the Holder for such purpose and shown on the records of the Company; and the address of the Company shall be 18 Zerva Nap., Glyfada Athens 166 75, Greece, Attention: Chief Executive Officer, Telecopy: +30 (210) 898 3788, with a copy (which copy shall not constitute notice) to: Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004, Attention: Stuart Gelfond, Esq., Telecopy: 212-859-4000. The Holder or the Company may change its address for notice by service of written notice to the other as herein provided.

7.3           Amendment, Waiver. (a) Neither this Note nor any terms hereof may be changed, amended, discharged or terminated unless such change, amendment, discharge or termination is in writing signed by the Company and the Holder.

(b)           Any term or condition of this Note may be waived by the Holder or the Company at any time if the waiving party is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Note, in any one or more instances, will be deemed to be or construed as a waiver of the same or any other term or condition of this Note on any future occasion.

7.4           Assignability. This Note shall be binding upon the Company and its successors, and shall inure to the benefit of and be binding upon the Holder and its successors and assigns. Subject to Section 7.7, the Holder may freely assign this Note either in part or as a whole. The Company may not assign its rights or obligations under this Note.

7.5           Certain Expenses. The Company shall pay on demand all expenses incurred by the Holder, including reasonable attorneys' fees and expenses, as a consequence of, or in connection with (x) any amendment or waiver of this Note or any other Transaction Document, (y) any default or breach of any of the Company’s obligations set forth in the Transaction Documents and (z) the enforcement or restructuring of any right of, including the collection of any payments due, the Holder under the Transaction Documents, including any action or proceeding relating to such enforcement or any order, injunction or other process seeking to restrain the Company from paying any amount due the Holder.

7.6           Governing Law. This Note shall be governed by the internal laws of the State of New York, without regard to the principles of conflict of laws.

7.7           Transfer of Note.

(a)           Notwithstanding anything else contained herein, this Note has not been and is not being registered under the provisions of the 1933 Act or any state securities laws and this Note may not be transferred prior to the end of the holding period applicable to sales hereof under Rule 144 unless (1) the transferee is an “accredited investor” (as defined in Regulation D under the 1933 Act) and (2) the Holder shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that this Note may be sold or transferred without registration under the 1933 Act. Prior to any such transfer, such transferee shall have represented in writing to the Company that such transferee has requested and received from the Company all information relating to the business, properties, operations, condition (financial or other), results of operations or prospects of the Company and the Subsidiaries deemed relevant by such transferee; that such transferee has been afforded the opportunity to ask questions of the Company concerning the foregoing and has had the opportunity to obtain and review the reports and other information concerning the Company which at the time of such transfer have been filed by the Company with the SEC pursuant to the 1934 Act and acknowledges and fully understands the transfer restrictions associated with this Note. The Company may request that a background check be conducted on any transferee prior to such transfer and the Company shall, promptly following completion of such a background check, approve, record and do whatever is necessary to be performed by the Company to perfect such transfer, provided that the Company may reject and/or not approve any such transfer if following and based on such background check, such transfer shall contravene applicable law.

(b)           Notwithstanding anything contained herein to the contrary, no transfer of this Note may be made if any such transfer shall cause a breach of any applicable covenant, undertaking or other provision of, or cause a default or Event of Default or Repurchase Event to occur under, any of the Transaction Documents.

7.8           Enforceable Obligation. The Company represents and warrants that at the time of the original issuance of this Note it received the full consideration therefor pursuant to the Settlement Agreement in an amount at least equal to the original principal amount of this Note, and that this Note is an enforceable obligation of the Company which is not subject to any offset, reduction, counterclaim or disallowance of any sort.

7.9           Note Register; Replacement of Notes. The Company shall maintain a register showing the names, addresses and telephone line facsimile numbers of the Holder. The Company shall also maintain a facility for the registration of transfers of this Note and at which this Note may be surrendered for split up into instruments of smaller denominations or for combination into instruments of larger denominations. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Note and (a) in the case of loss, theft or destruction, of indemnity from the Holder reasonably satisfactory in form to the Company (and without the requirement to post any bond or other security) or (b) in the case of mutilation, upon surrender and cancellation of this Note, the Company will execute and deliver to the Holder a new Note of like tenor without charge to the Holder.

7.10         Payment of Note on Redemption or Repurchase; Deposit of Optional Redemption Price or Repurchase Price, Etc. (a) If this Note or any portion of this Note is to be redeemed as provided in Section 2.2 or repurchased as provided in Sections 5.1 and 5.2 and any notice required in connection therewith shall have been given as provided therein and the Company shall have otherwise complied with the requirements of this Note with respect thereto, then this Note or the portion of this Note to be so redeemed or repurchased and with respect to which any such notice has been given shall become due and payable on the date stated in such notice at the Optional Redemption Price or Repurchase Price. On and after the Optional Redemption Date or repurchase date so stated in such notice, provided that the Company shall have deposited with an Eligible Bank on or prior to such Optional Redemption Date or repurchase date, an amount in cash sufficient to pay the Optional Redemption Price or Repurchase Price, interest on this Note or the portion of this Note to be so redeemed or repurchased shall cease to accrue, and this Note or such portion hereof shall be deemed not to be outstanding and shall not be entitled to any benefit with respect to principal of or interest on the portion to be so redeemed or repurchased except to receive payment of the Optional Redemption Price or Repurchase Price. On presentation and surrender of this Note or such portion hereof, this Note or the specified portion hereof shall be paid and repurchased at the Optional Redemption Price or Repurchase Price. If a portion of this Note is to be redeemed or repurchased, upon surrender of this Note to the Company in accordance with the terms hereof, the Company shall execute and deliver to the Holder without service charge, a new Note or Notes, having the same date hereof and containing identical terms and conditions, in such denomination or denominations as requested by the Holder in aggregate principal amount equal to, and in exchange for, the unredeemed or unrepurchased portion of the principal amount of this Note so surrendered.

(b)           Upon the payment in full of all amounts payable by the Company under this Note or the deposit thereof as provided in Section 7.10(a), thereafter the obligations of the Company under this Note shall be as set forth in this Article VII, and, in the case of such deposit, to pay the Repurchase Price, from the funds so deposited. Upon such payment or deposit, any Event of Default which occurred prior to such payment or deposit by reason of one or more provisions of this Note with which the Company thereafter is no longer obligated to comply, then shall no longer exist.

7.11         Conversion Schedule. Promptly after each conversion of this Note pursuant to Section 6, the Holder shall record on a schedule, in substantially the form attached as Exhibit E, the amount by which the outstanding principal of this Note has been reduced by reason of such conversion. Such schedule shall be conclusive and binding on the Company and the Holder, in the absence of manifest error. The Holder shall from time to time, upon request made by notice from the Company, furnish a copy of such schedule to the Company. The Holder shall also furnish a copy of such schedule upon request to any proposed transferee of this Note.

7.12         Submission to Jurisdiction. The Company hereby irrevocably submits to the exclusive jurisdiction of any New York State or United States Federal court sitting in the City and County of New York over any suit, action or proceeding arising out of or related to the Note. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may have to the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company is subject by a suit upon such judgment; provided that service of process is effected upon the Company in the manner specified Section 7.2 or as otherwise permitted by law.

7.13         Agent for Service of Process. As long as any of the Note remains outstanding, the Company will at all times maintain an authorized agent in the City of New York, upon whom process may be served in any legal action or proceeding arising out of or relating to this Note. Service of process upon such agent and written notice of such service mailed or delivered to the Company shall to the extent permitted by law be deemed in every respect effective service of process upon the Company in any such legal action or proceeding. The Company has appointed Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. as its agent for such purpose, and covenants and agrees that service of process in any legal action or proceeding may be made at the office of such agent at 666 Third Avenue New York, New York 10017, United States (or at such other address or, at the office of such other authorized agent as the Company may designate by written notice to the Holder.

7.14         Construction. The language used in this Note will be deemed to be the language chosen by the Company and the original Holder of this Note (or its predecessor instrument) to express their mutual intent, and no rules of strict construction will be applied against the Company or the Holder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company has caused this Note to be signed in its name by its duly authorized officer on of the day and in the year first above written.

NEWLEAD HOLDINGS LTD.

By:
Name:
Title:

ASSIGNMENT

FOR VALUE RECEIVED, _________________________ hereby sell(s), assign(s) and transfer(s) unto _________________________ (Please insert social security or other Taxpayer Identification Number of assignee: ______________________________) the within Note, and hereby irrevocably constitutes and appoints _________________________ attorney to transfer the said Note on the books of Newlead Holdings Ltd., a Bermuda company (the “Company”), with full power of substitution in the premises.

In connection with any transfer of the Note within the period prior to the expiration of the holding period applicable to sales thereof under Rule 144 under the 1933 Act (or any successor provision) (other than any transfer pursuant to a registration statement that has been declared effective under the 1933 Act), the undersigned confirms that such Note is being transferred:

☐	To the Company or a subsidiary thereof; or

☐	To a “qualified institutional buyer” pursuant to and in compliance with Rule 144A; or

☐	To an Accredited Investor pursuant to and in compliance with the 1933 Act; or

☐	Pursuant to and in compliance with Rule 144 under the 1933 Act;

and unless the box below is checked, the undersigned confirms that, to the knowledge of the undersigned, such Note is not being transferred to an Affiliate of the Company.

☐	The transferee is an Affiliate of the Company.

Capitalized terms used in this Assignment and not defined in this Assignment shall have the respective meanings provided in the Note.

Dated:	NAME:

Signature(s)

Exhibit A

COMPANY NOTICE

(Section 5.2(a) of 4.5% Senior Convertible Note due 2022)

TO:
(Name of Holder)

(1)         A Repurchase Event described in the 4.5% Senior Convertible Note due 2022 (the “Note”) of Newlead Holdings Ltd., a Bermuda company (the “Company”), occurred on                     ,       . As a result of such Repurchase Event, the Holder is entitled to exercise its repurchase rights pursuant to Section 5.2 of the Note.

(2)         The Holder’s repurchase right must be exercised on or before               ,        .

(3)         At or before the date set forth in the preceding paragraph (2), the Holder must:

(a)          deliver to the Company a Holder Notice, in the form attached as Exhibit B to the Note; and

(b)

(4)         Capitalized terms used herein and not otherwise defined herein have the respective meanings provided in the Note.

Date	NEWLEAD HOLDINGS LTD.

By:
Title:

A-1

Exhibit B

HOLDER NOTICE

(Section 5.2(b) of 4.5% Senior Convertible Note due 2022)

TO:        NEWLEAD HOLDINGS LTD.

(1)         Pursuant to the terms of the 4.5% Senior Convertible Note due 2022 (the “Note”), the undersigned Holder hereby elects to exercise its right to require repurchase by the Company pursuant to Sections 5.2(a) and 5.2(b) of $                          of the Note, equal to the sum of $                     principal amount of the Note, $                     of accrued and unpaid interest on such principal amount and $                     of Default Interest on the Note at the Repurchase Price provided in the Note.

(2)         Capitalized terms used herein and not otherwise defined herein have the respective meanings provided in the Note.

Date:_____________	NAME OF HOLDER:

By
Signature of Registered Holder
(Must be signed exactly as name appears in the Note.)

B-1

Exhibit C

NOTICE OF CONVERSION

OF 4.5% SENIOR SECURED

CONVERTIBLE NOTE DUE 2022

OF NEWLEAD HOLDINGS LTD.

To:	NEWLEAD HOLDINGS LTD.

18 Zerva Nap.

Glyfada Athens 166 75, Greece

Attention: Chief Financial Officer

Facsimile No.: +30 (210) 898 3788

1.          Pursuant to the terms of the 4.5% Senior Convertible Note Due 2022 (the “Note”), the undersigned hereby elects to convert $_______________ of the Note, equal to the sum of $_______________ principal amount of the Note, $_______________ of accrued and unpaid interest on such principal amount and $_______________ of Default Interest on such interest into shares of Common Stock of Newlead Holdings Ltd., a Bermuda company (the “Company”), at a Conversion Price per share equal to $_______________. Capitalized terms used herein and not otherwise defined herein have the respective meanings provided in the Note.

2.          The number of shares of Common Stock issuable upon the conversion of the Note to which this Notice relates is _______________ (the “Conversion Shares”).

3.          Please issue a certificate or certificates for _______________ shares of Common Stock in the name(s) specified immediately below or, if additional space is necessary, on an attachment hereto:

Name	Name

Address	Address

SS or Tax ID Number	SS or Tax ID Number

Delivery or DWAC Instructions
for Common Stock:

C-1

NAME:

Date:
Signature of Registered Holder
(Must be signed exactly as name
appears in the Note.)

C-2

Exhibit D

OPTIONAL REDEMPTION NOTICE

(Section 2.2 of 4.5% Senior

Convertible Note due 2022)

TO:
(Name of Holder)

(1)         Pursuant to the terms of the 4.5% Senior Convertible Note due 2022 (the “Note”), Newlead Holdings Ltd., a Bermuda company (the “Company”), hereby notifies the above-named Holder that the Company is exercising its right to redeem the Note in accordance with Section 2.2 of the Note as set forth below:

(i)          The principal amount of the Note to be redeemed is $             .

(ii)         The Optional Redemption Price is $               .

(iii)        The Optional Redemption Date is               .

(2)         All of the conditions specified in Section 2.2 of the Note entitling the Company to call the Note for redemption have been satisfied.

(3)         Capitalized terms used herein and not otherwise defined herein have the respective meanings provided in the Note.

Date	NEWLEAD HOLDINGS LTD.

By:
Name:
Title:

D-1

Exhibit E

NEWLEAD HOLDINGS LTD.

CONVERSION SCHEDULE

This Conversion Schedule shows reductions in the outstanding principal amount of the 4.5% Senior Convertible Note due 2022 (the “Note”) of Newlead Holdings Ltd., a Bermuda company, upon conversions pursuant to Section 6 of the Note. Capitalized terms used in this Schedule and not otherwise defined herein shall have the respective meanings provided in the Note.

	Date of Conversion (or for first entry, the Issuance Date)	Principal Amount of Conversion (if applicable)	Principal Amount Remaining Subsequent to Conversion (or original Principal Amount)
1.	_/_/12

[continue as necessary]

E-1